Exhibit 99.4

PRESS RELEASE
OTC-BB: CPPXF

CONTINENTAL ENERGY INCREASES AUTHORIZED CAPITAL

JAKARTA – November 11, 2009 - Continental Energy Corporation (OTCBB: CPPXF) (the “Company”) an emerging international oil and gas company, today announced that it has increased its authorized capital to facilitate financing the Company’s business operations and expansion plans.

The Company has increased the number of authorized preferred shares having no par value but with special rights and restrictions attached from 100,000,000 to 500,000,000.

There is no change to the Company’s authorized common shares, having no par value, capital of 500,000,000.

On behalf of the Company,

Richard L. McAdoo, CEO

About Continental Energy Corporation - Continental is a small and aggressive oil and gas exploration company focusing its efforts on making large commercial discoveries and establishing petroleum production in low to medium risk, but high potential reward, international properties; particularly in Indonesia.

Source:  Continental Energy Corporation

Media Contact: 214-800-5135 or AGORACOM Investor Relations, cppxf@agoracom.com

Further Info:  www.continentalenergy.com and  http://agoracom.com/ir/continentalenergy

No securities regulatory authority has either approved or disapproved the contents of this news release.

Certain matters discussed within this press release may be  forward-looking statements within the meaning of the "Safe Harbor" provisions of the Private Securities Litigation Reform Act of 1995. Although Continental believes the expectations reflected in such forward-looking statements including reserves estimates, production forecasts, feasibility reports and economic evaluations are based on reasonable expectations and assumptions, it can give no assurance that its expectations will be attained. Factors that could cause actual results to differ materially from expectations include financial performance, oil and gas prices, drilling program results, regulatory changes, political risk, terrorism, changes in local or national economic conditions and other risks detailed from time to time in Continental's periodic filings with the US Securities Exchange Commission.